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                               September 3, 2021

       Yuanmei Ma
       Chief Financial Officer
       Fortune Rise Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Fortune Rise
Acquisition Corp
                                                            Amendment No. 2 to
Form S-1 filed July 16, 2021
                                                            Amendment No. 3 to
Form S-1 filed July 22, 2021
                                                            File No. 333-256511

       Dear Ms. Ma:

             We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendments No. 2 and 3 to Form S-1

       Cover Page

   1. We note that a majority of your executive officers and director nominees have significant ties to China and your
disclosure that you are not limited to a particular geographic region for purposes of
consummating an initial business combination. In light of the aforementioned
connections and the possibility that you could target an initial business combination in Hong
Kong or China, please disclose this prominently on the prospectus cover page. Your
disclosure also should describe the legal and operational risks associated with acquiring a
company that does business in China. Your disclosure should make clear whether these risks
could result in a material change in your or the target company   s post-
                                                        combination operations
and/or the value of your Class A common stock or could
                                                        significantly limit or
completely hinder your ability to offer or continue to offer securities
 Yuanmei Ma
FirstName LastNameYuanmei
Fortune Rise Acquisition Corp Ma
Comapany 3,
September  NameFortune
              2021       Rise Acquisition Corp
September
Page 2     3, 2021 Page 2
FirstName LastName
         to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 4

2. Given that you could seek to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. Disclose each permission that you would be required to obtain from Chinese authorities to operate and issue these securities to foreign investors in the event that you seek to acquire a business in China. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Risk Factors Summary, page 29

6. In your risk factors summary, disclose the risks that acquiring a company whose corporate
 Yuanmei Ma
FirstName LastNameYuanmei
Fortune Rise Acquisition Corp Ma
Comapany 3,
September  NameFortune
              2021       Rise Acquisition Corp
September
Page 3     3, 2021 Page 3
FirstName LastName
         structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 32

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that an initial business combination transaction in China may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
 Yuanmei Ma
Fortune Rise Acquisition Corp
September 3, 2021
Page 4
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target in China and completing an initial business combination, and/or your business on a post-combination basis.

11. Please add risk factor disclosure that addresses limitations on the ability of U.S.
         regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong
Kong.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameYuanmei Ma                                  Sincerely,
Comapany NameFortune Rise Acquisition Corp
                                                              Division of
Corporation Finance
September 3, 2021 Page 4                                      Office of Finance
FirstName LastName